Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

 December 3, 2013

VIA EDGAR AND OVERNIGHT COURIER

Mr. Duc Dang

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	American Realty Capital Properties, Inc. Amendment No. 5 to Registration Statement on Form S-4 Filed November 19, 2013 File No. 333-190056

Dear Mr. Dang:

On behalf of American Realty Capital Properties, Inc., a Maryland corporation (the “Company” or “ARCP”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 7 (“Amendment No. 7”) to the Registration Statement on Form S-4 (File No. 333-190056) of the Company (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated November 27, 2013.

We have provided to you four courtesy copies of Amendment No. 7, filed by the Company on the date hereof and four copies of Amendment No. 7 which are marked to reflect changes made to Amendment No. 5 to the Registration Statement filed with the Commission on November 19, 2013. The changes reflected in Amendment No. 7 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Please note that the Company filed Amendment No. 6 to the Registration Statement on November 27, 2013 solely to file certain exhibits to the Registration Statement, including the final legal and tax opinions.

For convenience of reference, each Staff comment contained in your November 27, 2013 comment letter is reprinted below in boldface, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

All page references in our responses are to the pages of the Marked Copies. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement. Please note that references to “we,” “our” and “us” refer to the Company.

Sources of Cash Consideration for Recent and Pending Transactions, page 78

1.	You indicate that you have “received commitments” for several credit facilities and loans. Please tell us if such commitments are evidenced in writing. If so, please tell us whether you will file the documents.

Please note that we have filed as exhibits to Amendment No. 7 the commitment with respect to the Barclays credit facility and the repurchase facility. We advise the Staff that, after further review, while written documents were received with respect to the commitments for the mortgage loans, the commitments that are described in the Registration Statement with respect to the mortgage loans consist of non-binding conditional commitments and non-binding proposals which are not enforceable by us (other than commitments subject to due diligence in the amount of $49.3 million, which are not material). The disclosure under “The Companies – Sources of Cash Consideration for Recent and Pending Transactions” beginning on page 79 of the proxy statement/prospectus has been revised accordingly. Since these writings are either non-binding or are immaterial and subject to due diligence conditions and the disclosures in the proxy statement/prospectus have been revised accordingly, we do not believe that there is any requirement that these documents be filed.

2.	We note the ability to utilize the accordion feature of the existing credit facility is subject to additional conditions. Please discuss any efforts to date to obtain additional lender commitments and whether your borrowing base is at the appropriate level to trigger the accordion feature. Discuss any other material conditions, as appropriate. Alternatively, please tell us why this disclosure is not material to your ability to fund the cash portion of the remaining mergers.

The disclosure under the heading “The Companies – Sources of Cash Consideration for Recent and Pending Transactions” on page 79 of the proxy statement/prospectus has been revised to include the following disclosure: “ARCP is engaged in discussions with lenders to obtain additional commitments for the accordion feature under its existing credit facility to increase the maximum amount of the credit facility by $800.0 million. ARCP expects to have sufficient borrowing base availability and availability under the financial covenants to borrow the full amount of the accordion feature in connection with the Recent and Pending Transactions if it is successful in obtaining the additional commitments.” We supplementally advise the Staff that based on our discussions to date with lenders, we believe that we should be able to obtain the commitments to the accordion feature.

3.	Please further explain the swap yield benchmark used to determine the interest rate on your potential mortgage loan of up to $620 million. Does this measure subject you to interest risks that are materially different from other loans tied to LIBOR?

We advise the Staff supplementally that the use of the swap yield benchmark does not create different risks than the use of LIBOR. The swap yield rate is equivalent to the fixed rate a party would be willing to pay to swap a fixed rate loan for a LIBOR rate loan. When we make a loan based on LIBOR, we buy a swap to fix the rate and the fixed interest rate on such swap would be based on the swap yield rate. Accordingly, we are subject to the same risk whether the loan is based on LIBOR, which is a floating rate, or is fixed at a rate based on the swap yield rate.

Contractual Obligations, page 83

4.	We have considered your response to comment 2 and your revisions to your filing. Please further revise to present your pro forma contractual obligations, including interest payments, disaggregated by less than 1 year, 1-3 years, 3-5 years, and more than 5 years.

The disclosure under the heading “The Companies – Contractual Obligations on a Pro Forma Basis After Giving Effect to the Merger and Recent and Pending Transactions” on page 85 of the proxy statement/prospectus has been revised as requested to reflect the following principal and interest payments, disaggregated by less than 1 year, 1-3 years, 3-5 years and more than 5 years:

	Payments due by period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years

Principal payments- mortgage notes payable	$5,077,053	$139,335	$962,486	$1,024,691	$2,950,541
Interest payments- mortgage notes payable	1,766,759	305,177	555,239	377,626	528,717
Principal payments- convertible debt	310,000	—	—	310,000	—
Interest payments- convertible debt	44,950	9,300	18,600	17,050	—
Principal payments- secured term loan	60,654	12,638	25,005	23,011	—
Interest payments- secured term loan	8,663	3,176	4,194	1,293	—
Principal payments- senior corporate credit facility	1,652,554	—	—	1,652,554	—
Interest payments- senior corporate credit facility	139,435	41,314	82,628	15,493	—
Principal payments- credit facilities of acquired companies	1,929,899	7,899	142,000	1,780,000	—
Interest payments- credit facilities of acquired companies	177,121	40,639	80,909	55,280	293
Principal payments- other long-term debt	2,073,537	126,863	—	1,915,744	30,930
Interest payments- other long-term debt	422,104	76,462	152,036	152,036	41,570
Total	$13,662,729	$762,803	$2,023,097	$7,324,778	$3,552,051

Unaudited Pro Forma Consolidated Balance Sheet, pages F-4 – F-5

5.	We have considered your response to comment 9. Please also clarify why you continue to record Acquired below market lease intangibles at the same amounts reflected from the historical balance sheet of Cole.

We advise the Staff that we continue to record acquired below market lease intangibles at the same amounts reflected on the historical balance sheet of Cole, as management has determined that the fair value of the below market lease intangibles, determined using current market rates and remaining lease terms, approximates the carrying value.  The difference in the historical cost and fair value of the below market lease intangibles of $2,987,000 is not material to the pro formas as described in the following table:

	ARCP Pro Forma (in thousands)	%
Total assets as of September 30, 2013	$19,668,252	<1%
Total liabilities as of September 30, 2013	11,606,483	<1%
Total equity as of September 30, 2013	8,061,769	<1%
Rental income for the nine months ended September 30, 2013	284,771	1%
Total revenue for the nine months ended September 30, 2013	319,380	<1%
Net loss attributable to stockholders for the nine months ended September 30, 2013	(301,489)	<(1)%

Notes to Unaudited Pro Forma Consolidated Balance Sheet, pages F-6 – F-13

6.	We have considered your response to comment 11 and will continue to monitor this issue until resolution of your evaluation of the preferred stock conversion feature.

We advise the Staff that we have performed an analysis on the Series D Preferred Stock and have concluded that the conversion feature qualifies as a derivative instrument and does not meet any of the scope exceptions under ASC 815, and therefore, the derivative should be bifurcated from the preferred equity instrument. Therefore, management has determined the conversion feature should be bifurcated from the preferred equity host instrument and accounted for as a derivative instrument and reclassified from equity to a liability recorded at fair value in the Company’s Pro Forma Consolidated Balance Sheet as of September 30, 2013. Management utilized third-party advisors to assist with the assumptions and valuation methodology of that conversion feature and has determined that the estimated value of the derivative ranges from $16,000,000 to $21,000,000 is not material to the pro forma financial statements, as demonstrated in the following table:

	ARCP Pro Forma (in thousands)%
Total assets as of September 30, 2013	$19,668,252	<1%
Total liabilities as of September 30, 2013	11,606,483	<1%
Total equity as of September 30, 2013	8,061,769	<1%

7.	We have considered your response to comment 12. Please revise adjustment (27) to provide a similar reconciliation as the one outlined within your response.

The below reconciliation will be added to adjustment (27):

Proceeds from issuance of mortgage notes	$755,000,000
Repayment of senior credit facility	(104,045,000)
Cash portion of merger consideration	(650,955,000)
Estimated merger-related costs	(25,000,000)
Purchase of assets from external advisor	(5,800,000)
Total	$(30,800,000)

Annex F

Notes to Unaudited Pro Forma Consolidated Statements of Operations, Annex F-9

8.	We note your adjustment (2) and that the amounts in the GE Capital Portfolio column on Annex F-8 are not consistent with the amounts in the Nine Months Ended September 30, 2013 column on Annex F-2. Please revise adjustment (2) to clarify the periods presented on Annex F-8.

We advise the Staff that the discrepancy in the amounts is due to the fact that the pro forma adjustment on page Annex F-8 is revenue through the acquisition date whereas page Annex F-2 is for the full 9-months ended September 30, 2013.  The footnote on page Annex F-9 has been revised to clarify the period presented.

Comments Communicated Verbally on December 3, 2013

1.	We note that footnote (2) to your draft table of ratio of combined fixed charges and preference dividends to earnings indicates total preferred stock dividends were $8.5 million for the nine months ended September 30, 2013. Please tell us and revise to reconcile this amount to the disclosures within Note 16 on page Appendix I-80 which indicates $368,000 in dividends declared on preferred shares for the nine months ended September 30, 2013.

We advise the Staff that the preferred stock dividends for the nine months ended September 30, 2013 include dividends paid on our Series C Stock during that period, which are recorded in interest expense in our consolidated statement of operations and comprehensive income.   we have adjusted footnote (2) on the “Ratio of Combined Fixed Charges and Preference Dividends to Earnings” table to read as follows “The ratio of earnings to fixed charges was less than one-to-one for the nine months ended September, 2013, the year ended December 31, 2012, the period from September 6, 2011 through December 31, 2011 and the year ended December 31, 2009. For the nine months ended September, 2013, the total fixed charges were approximately $25.4 million, total preferred stock dividends, including dividends on our Preferred C stock which are recorded in interest expense on the consolidated statement of operations and comprehensive loss, were $8.5 million and total losses were $215.0 million resulting in a total deficiency of $248.9 million. For the year ended December 31, 2012, the total fixed charges were approximately $11.8 million, the total preferred stock dividends were approximately $0.4 million and the total losses were approximately $26.5 million, resulting in a total deficiency of $38.7 million. For the period from September 6, 2011 through December 31, 2011, the total fixed charges were approximately $0.9 million and the total losses were approximately $0.8 million, resulting in a total deficiency of approximately $1.7 million. For the year ended December 31, 2009, the total fixed charges were approximately $7.0 million and the total losses were approximately $1.6 million, resulting in a total deficiency of approximately $8.6 million.”

2.	We note your adjustment (17) on page F-19 and your disclosures that it excludes estimated closing costs of $252 million expected to be incurred for the Cole Merger. Please tell us if the $252 million includes certain fees and expense reimbursements payable disclosed on page 20 of the S-4 filed on 11/5/2013 related to the Cole Merger. To the extent that these fees and reimbursement amounts are not included in this amount, please tell us how you determined it was not necessary to disclose the amount of these fees and reimbursement amounts as a footnote to your Unaudited Pro Forma Consolidated Statement of Operations or as an adjustment to cash and accumulated deficit on the Unaudited Pro Forma Consolidated Balance Sheet.

We advise the Staff that the related party expenses included in the “Certain Fees and Expense Reimbursements Payable in Connection with the Merger” with the Cole Proxy reconcile to our pro forma financial statements as follows:

•	The 0.25% of transaction value of the merger payable to RC Securities is estimated to be $23 million and is included in our estimated closing costs.

•	The $10.0 million to ARCP Advisors is included in our estimated closing costs.

•	The amount not to exceed $10.0 million to ARCP Advisors are expenses that will be incurred subsequent to the Cole Merger and are not included in our estimated closing costs.

•	The hourly rate or flat rate, not to exceed market rate, for services provides from to multiple entities is not material

Further, we advise the Staff that we have adjusted the footnote disclosures to reflect an estimated $33 million to be paid to related parties.

3.	We noted the following disclosures in your S-4 filed on 11/5/2013 related to the Cole Merger: (1) restricted stock grants in the amount of 10,000 shares to each of the independent directors that will become vested disclosed on page 21, (2) $7,401,732 payment to Messrs. Holland and McAllaster disclosed on page 147, (3) various payments under the Letter Agreements disclosed on page 148, (4) payment of cash retention bonuses on disclosed on page 150 and (5) golden parachute compensation disclosed on page 150. Please tell us how you determined it was not necessary to disclose these items within a footnote to your Unaudited Pro Forma Consolidated Statements of Operations nor reflect these items as an adjustment on your Unaudited Pro forma Consolidated Balance Sheet. Please advise or revise.

Below is a reconciliation of the amounts disclosed in the Cole Proxy to our Unaudited Pro Forma Financial Statements:

•	We advise the Staff that the 10,000 shares will automatically vest upon the closing of the Cole Merger are included within the ARCP shares outstanding within the pro forma financial statements.

•	We advise the Staff that the $7.4 million in estimated termination benefits for Messrs. Cole and Nemer are included in our estimated closing costs of $252 million.

•	We advise the Staff that the collective $280 million to be paid to the Letter Agreement Executives within three business days after the Cole Merger is discussed in footnote (37) to the Unaudited Pro Forma Consolidated Balance Sheet.

•	We advise the Staff that the $15 million in retention bonuses are included in our estimated closing costs of $252 million.

•	We advise the Staff that the $15 million in cash payments in the Golden Parachute Compensation is included in our estimated closing costs of $252 million. In addition, the equity compensation in the same table is contemplated in the total shares outstanding subjected to merger considerations. In addition, the other compensation in the same table relates to those shares held in escrow which are contemplated in the total shares outstanding subjected to merger considerations. We will revise footnote (9) on the Unaudited Consolidated Pro Forma Balance Sheet to read as follows:

“Reflects pro forma adjustments to record the assets and liabilities of Cole at their fair values and the purchase of all outstanding Cole common stock as well as certain restricted stock units and performance share units outstanding and certain shares held in escrow for (i) $13.82 to be paid in cash, up to a maximum of 20% of Cole common stock outstanding or (ii) 1.0929 shares of the Company’s common stock, par value $0.01 per share. Cash payments include estimated Cole Merger related costs of $252.0 million incurred in the Cole Merger transaction including professional fees for investment banking, legal services and accounting fees, printing fees, of which $33 million is expected to be paid to affiliates. These amounts were funded through a borrowing, which is further described in note 36 and through available cash.”

We thank you for your prompt attention to this letter responding to the comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3735.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ Steven L. Lichtenfeld
Steven L. Lichtenfeld

cc:	Shannon Sobotka
Jennifer Monick
Folake Ayoola